EXHIBIT 99.1

Stantec amends and extends existing credit facilities under sustainability-linked loan; becomes first company globally to link financing to Bloomberg Gender Equality Index score

EDMONTON, Alberta, Oct. 29, 2021 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE: STN), a global leader in sustainable design and engineering, today announced that it has completed an agreement to amend and extend its existing $1.1 billion syndicated senior credit facilities (the “Credit Facilities”). Pursuant to the amendment, the maturity date for the $800 million revolving credit facility and the $160 million term loan tranche has been extended to October 29, 2026, and the maturity date for the $150 million term loan tranche has been extended to October 29, 2024.

The Credit Facilities are structured as a sustainability-linked loan (“SLL”), aligning Stantec’s financing strategy with its continued commitment towards environmental, social and governance (“ESG”) leadership. The SLL has an interest rate incentive mechanism that aligns the cost of funding with targets linked to Stantec’s:

  GHG emissions reduction targets which are aligned with the Science-Based Target Initiative (“SBTi”); and
  Bloomberg Gender-Equality Index score (“GEI score”).

Any savings realized on the Credit Facilities from achieving these goals will be directed toward activities or organizations that have a positive influence on environmental or social matters.

“Stantec is very proud to be the first organization globally to link its SLL to the Bloomberg GEI score, and the first in Canada to direct proceeds back into the communities we serve to further climate action and social equity,” said Theresa Jang, Chief Financial Officer and Chair of Stantec’s Executive ESG Committee. “Aligning our corporate financing strategy with our ESG performance demonstrates our commitment to live by our core value of doing what is right.”

Earlier in the year, Stantec committed to setting a 1.5°C Science-Based Target with a baseline of 2019. These GHG emission reduction targets have now been verified by the SBTi. The Bloomberg GEI score is linked to certain social pillars around gender equality, pay equity, leadership diversity, and inclusive culture, among others. This will be the first SLL globally to link the financing structure to progress made relative to the score. Stantec is a strong advocate for social causes related to pay equity, female representation, and diversity at work.

CIBC is Sole Bookrunner on the Credit Facilities, and CIBC and RBC acted as Co-Sustainability Structuring Agents.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For further information:

Investor Contact	Media Contact
Tom McMillan	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 780-917-7230
tom.mcmillan@stantec.com	stephanie.smith2@stantec.com

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